FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 333-129217

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name: Title:	John Zhonghan Deng Chairman and Chief Executive Officer

Date: November 3, 2006

Exhibit 99.1

Contact:

Alexis Pascal/Deborah Stapleton

Stapleton Communications Inc.

650-470-0200

alexis@stapleton/deb@stapleton.com

Vimicro Announces Third Quarter 2006 Financial Results

BEIJING – Nov. 2, 2006 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its financial results for the third quarter of 2006, ended Sept. 30, 2006.

Net revenue in the third quarter of 2006 was $33.1 million, up from the $32.9 million reported in the second quarter of 2006 and up $5.7 million or 21 percent from revenue in the third quarter of 2005.

Third quarter 2006 net income prepared in accordance with U.S. generally accepted accounting principles (GAAP) was $ 2.2 million, compared with net income of $1.8 million in the second quarter of 2006 and net income of $5.5 million in the third quarter of 2005. Fully diluted earnings per ADS (each representing four ordinary shares) were $0.06, compared with $0.05 in the second quarter of 2006 and $0.18 in the third quarter of 2005.

Non-GAAP net income in the third quarter, which excludes a $1.0 million in share-based compensation expense, net of tax was $3.2 million compared with $2.6 million in the second quarter of 2006 and $5.8 million in the third quarter of 2005. Non-GAAP diluted net earnings per ADS for the third quarter of 2006 were $0.09 compared with $0.07 in the second quarter of 2006 and $0.19 in the third quarter of 2005.

“We are pleased with our third quarter results, especially with record sales and our tier-one customer win in the mobile multimedia market,” said Dr. John Deng, chairman and chief executive officer. “Our entry in to Samsung validates the high quality of Vimicro’s multimedia processors as well as our ability to compete in the global marketplace. We expect to expand our relationships with this and other leading handset manufacturers in the future.”

Conference Call

Vimicro will broadcast its conference call discussion of its third quarter fiscal year 2006 financial results today, Thursday, Nov. 2, 2006 at 2:00 p.m. Pacific time (5:00 p.m. Eastern time).

To listen to the call, please dial (517) 623-4755 approximately 10 minutes prior to the start time. The pass code is: Vimicro. A taped replay will be available approximately one hour after the conclusion of the call and will remain available for one week. To access the replay, dial (203) 369-1406.

The Vimicro financial results conference call will be available via a live webcast on the investor relations section of the company’s web site at www.vimicro.com. Please access the web site approximately 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay of the call will be available at the web site for one year.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s strategic and operational plans, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of September 29, 2006 (the last business day of third quarter 2006), which was RMB 7.9087 to US$1.00.

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended
	September 30, 2006	June 30, 2006	September 30, 2005
	(unaudited)	(unaudited)	(unaudited)
Net revenue	33,101	32,864	27,437
Cost of revenue	(22,408)	(22,485)	(16,337)

Gross profit	10,693	10,379	11,100
Operating expenses:
Research and development, net	(5,496)	(3,849)	(2,265)
Selling and marketing	(1,308)	(1,434)	(1,219)
General and administrative	(2,339)	(4,061)	(1,519)

Income from operations	1,550	1,035	6,097
Other income (expense):
Interest income	1,046	1,100	256
Others, net	(302)	(127)	(361)

Income before income taxes and share of loss of associated company	2,294	2,008	5,992
Income taxes expense	(63)	(221)	(532)

Net income before share of loss of associated company	2,231	1,787	5,460
Share of loss of associated company, net of tax	—	(1)	(1)

Net income	2,231	1,786	5,459

Amount allocated to participating preferred shareholders	—	—	(853)
Other comprehensive loss:
Foreign currency translation adjustment	479	113	500

Comprehensive income	2,710	1,899	5,106

Income per share:
-Basic	0.02	0.01	0.06

-Diluted	0.02	0.01	0.05

Income per ADS:
-Basic	0.06	0.05	0.22

-Diluted	0.06	0.05	0.18

Weighted average number of ordinary shares outstanding:
-Basic	138,162,647	136,915,297	82,147,440

-Diluted	146,019,777	148,648,334	101,027,198

Weighted average number of ADS outstanding:
-Basic	34,540,662	34,228,824	20,536,860

-Diluted	36,504,944	37,162,083	25,256,799

* Components of share-based compensation expenses for employees and non-employees are included in the following expense captions:
Research and development	(591)	(573)	(116)
Selling and marketing	(94)	(205)	(69)
General and administrative	(276)	(54)	(123)

Total	(961)	(832)	(308)

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	102,128	100,610
Accounts receivable, net	9,935	4,003
Notes receivable	474	1,001
Inventories, net	22,980	21,173
Prepayments and other current assets, net	1,615	1,930
Deferred tax assets	3,257	3,208

Total current assets	140,389	131,925
Investment in associated company	172	171
Intangible assets	101	—
Property, equipment and software, net	6,626	4,960
Other assets	415	327

Total assets	147,703	137,383

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	7,457	4,228
Taxes payable	3,349	3,550
Advances from customers	80	171
Due to an associated company	55	64
Accrued expenses and other current liabilities	5,576	9,080
Deferred grants	291	895

Total current liabilities	16,808	17,988
Non-current liabilities:
Deferred tax liabilities	230	230

Total liabilities	17,038	18,218

Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $.0001 par value. 139,417,801 and 138,606,027 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	14	14
Additional paid-in capital	129,645	127,502
Deferred share-based compensation	—	(682)
Accumulated other comprehensive income	1,424	596
Accumulated deficit	(418)	(8,265)

Total shareholders’ equity	130,665	119,165

Total liabilities and shareholders’ equity	147,703	137,383

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended September 30, 2006			Three months ended June 30, 2006			Three months ended September 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Income from operations	1,550	961	2,511	1,035	832	1,867	6,097	308	6,405
Net income	2,231	961	3,192	1,786	832	2,618	5,459	308	5,767
Diluted income per ADS	0.06	0.03	0.09	0.05	0.02	0.07	0.18	0.01	0.19

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.